As filed with the Securities and Exchange Commission on May 11, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

ISSUER TENDER OFFER STATEMENT

(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

STATEFED FINANCIAL CORPORATION

Name of Subject Company (issuer)

STATEFED FINANCIAL CORPORATION

Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.01 Par Value Per Share

Title of Class of Securities

857549109

CUSIP Number of Class of Securities

Andra Black and Craig Wood, Co-Presidents
StateFed Financial Corporation
13523 University Avenue
Clive, Iowa 50325
(515) 223-8484

Name, address, and telephone numbers of person
authorized to receive notices and communications on
behalf of filing persons

Copies to:

Jeffrey M. Werthan, P.C.
Beth A. Freemdan
Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Washington, D.C. 20005
(202) 414-6100

May 11, 2001

Date Tender Offer First Published, Sent or Given to Security Holders

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CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$3,000,000.00	$750.00

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 230,770 shares at the maximum tender offer price of $13.00 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
[  ]

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Item 1.	Summary Term Sheet
The information set forth in "Summary" of the Offer to Purchase is incorporated herein by reference.
Item 2.	Subject Company Information
(a)	The issuer of the securities to which this Schedule TO relates is StateFed Financial Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office, and its mailing address, is 13523 University Avenue, Clive, Iowa 50325.

(b)	This Schedule TO relates to the offer by the Company to purchase up to 230,770 shares (or such lesser number of shares as are properly tendered) of its common stock, $0.01 par value per share (the "Shares"), 1,507,100 of which Shares were outstanding as of April 23, 2001.

(c) The information set forth in "Summary " and "Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a) The Filing Person for which this Schedule TO relates is the Subject Company. For information regarding the Subject Company, see Item 2(a) above.
Item 4.	Terms of the Transaction
(a)	The information set forth in "Introduction" and "Section 11, Source and Amount of Funds," "Section 9, Purpose of the Offer; Certain Effects of the Offer," "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 13, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

(b) Securities will not be purchased from any officer, director or affiliate of the Subject Company.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a) Not applicable.
(b) Not applicable.

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Item 6.	Purposes of the Transaction and Plans and Proposals.
(a)-(c)	The information set forth in "Introduction" and "Section 11, Source and Amount of Funds," "Section 9, Purpose of the Offer; Certain Effects of the Offer," and "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and amount of Funds or Other Consideration.
	(a)	The information set forth in "Section 11, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.
	(b)	Not applicable.
	(c)	Not applicable.
Item 8.	Interest in Securities of the Subject Company.
	(a)	Not applicable.
	(b)	Not applicable.
Item 9.	Persons/Assets, Retained, Employed, Compensated, or Used.
The information set forth in "Introduction" and "Section 17, Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.
Item 10.	Financial Statements.
	(a)-(b)	Not applicable.
Item 11.	Additional Information.
	(a)	Not applicable.
	(b)	Not applicable.

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Item 12.	Exhibits.
	(a)	(1) Form of Offer to Purchase, dated May 11, 2001 and form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).
(2)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction Form); form of Letter to Stockholders of the Company, dated May 11, 2001, from Andra Black and Craig Wood, Co-Presidents; form of Memorandum, dated May 11, 2001, to the Company's employees; form of Question and Answer Brochure; text of Press Release issued by the Company, dated May 11, 2001, and text of Press Announcement to be published in local and regional newspapers on or after May 11, 2001.

	(b)	Not applicable.
	(c)	Not applicable.
	(d)	Not applicable.
	(e)	Not applicable.
	(f)	Not applicable.
	(g)	Not applicable.
	(h)	Not applicable.

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SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

May 11, 2001	STATEFED FINANCIAL CORPORATION
	By:	/s/ Craig Wood Craig Wood Co-President and Chief Executive Officer

	By:	/s/ Andra Black Andra Black Co-President and Chief Executive Officer and Chief Financial Officer

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EXHIBIT (A)(1)-1

STATEFED FINANCIAL CORPORATION
13523 University Avenue
Clive, Iowa 50325
(515) 223-8484

Offer to Purchase for Cash
Up to 230,770 Shares of its
Common Stock, Par Value $0.01 Per Share

At a Purchase Price Not Greater Than $13.00
Nor Less Than $11.50 Per Share

________________________________

THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL RIGHTS
EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, JUNE 11, 2001,
UNLESS THE OFFER TO PURCHASE IS EXTENDED

________________________________

            Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase, and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer to Purchase.

            No person has been authorized to make any recommendation on behalf of the Company as to whether stockholders should tender shares pursuant to the Offer to Purchase. No person has been authorized to give any information or to make any representations in connection with the Offer to Purchase other than those contained herein or in the related Letter of Transmittal. If given or made, such recommendation and such other information and representations must not be relied upon as having been authorized by the Company.

            The Information Agent for the Offer to Purchase is:

Keefe, Bruyette & Woods, Inc.

The date of this Offer to Purchase is May 11, 2001

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To the Holders of Shares of Common Stock of
StateFed Financial Corporation

SUMMARY

            StateFed Financial Corporation is inviting its stockholders to sell shares of its common stock back to the Company for cash. Set forth below are the material terms of this offer:
  The Company will agree to purchase up to 230,770 shares of its common stock. See "Number of Shares; Proration" on page 2 in this Offer to Purchase.

  The Company will purchase these shares within a price range of $13.00 to $11.50 per share as determined by tendering stockholders. See "Number of Shares; Proration" on page 2 in this Offer to Purchase.

  Each stockholder must determine whether to sell stock, how much to sell, and at what price the stockholder is willing to sell. See "Number of Shares; Proration" on page 2 and "Procedures for Tendering Shares" on page 4 of this Offer to Purchase.

  All shares will be acquired at the same purchase price. See "Number of Shares; Proration" on page 2 of this Offer to Purchase.

  If more than 230,770 shares are tendered at or below the purchase price the Company will acquire shares from tendering stockholders on a pro rata basis. See "Number of Shares; Proration" on page 2 and "Tenders by Holders of Fewer Than 100 Shares" on page 2 of this Offer to Purchase.

  The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to other conditions. See "Conditions of the Offer to Purchase" on page 7 of this Offer to Purchase.

  You must properly complete and execute the Letter of Transmittal by 5:00 p.m. on Monday, June 11, 2001 in order to sell your shares to us in this offer. See "Procedure for Tendering Shares" on page 4 of this Offer to Purchase.

  This offer is scheduled to expire at 5:00 p.m. on Monday, June 11, 2001. See "Number of Shares; Proration" on page 2 of this Offer to Purchase.

  The offering period may be extended by the Company making a public announcement. See "Extension of Tender Period; Termination; Amendments" on page 19 of this Offer to Purchase.

  Stockholders may withdraw tendered shares at any time prior to the expiration of the offering, which is currently scheduled on June 11, 2001. Tenders will then be irrevocable until June 25, 2001, when they may be withdrawn by stockholders if they have not been accepted for payment by the Company. See "Withdrawal Rights" on page 5 of this Offer to Purchase.

  Written notice of a withdrawal must be provided to the Depository. The information required and method of notification is different if you hold your shares directly or through a broker. See "Withdrawal Rights" on page 5 of this Offer to Purchase.

  Once the price is set, conditional tenders and prorations will be considered. Then checks for all accepted tenders will be issued by the Depositary. See "Acceptance for Payment of Shares and Payment of Purchase Price" on page 6 of this Offer to Purchase.

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  The Company expects to announce final results on any proration within seven trading days of the expiration date. See "Acceptance for Payment of Shares and Payment of Purchase Price" on page 6 of this Offer to Purchase.

  Stockholders who do not tender will increase their percentage ownership in the Company. This will include the executive officers and directors of the Company and the trustee for the Company's employee stock ownership plan who do not intend to tender any of their shares. See "Purpose of the Offer to Purchase; Certain Effects of the Offer to Purchase" on page 9 and "Interest of Directors and Officers; Transaction and Arrangements Concerning Shares" on page 15 of this Offer to Purchase.

  Generally, stockholders will be expected to recognize gain or loss on the tendered shares equal to the difference between the cash paid by the Company and the stockholder's basis. See "Federal Income Tax Consequences" on page 17 of this Offer to Purchase.

1. NUMBER OF SHARES; PRORATION

             Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, the Company will purchase up to 230,770 shares that are validly tendered on or prior to the Expiration Date of the Offer and not properly withdrawn in accordance with Section 4 at a price, determined in the manner set forth below, not greater than $13.00 nor less than $11.50 per share. The later of 5:00 p.m., New York City time, on Monday, June 11, 2001, or the latest time and date to which the Offer to Purchase is extended pursuant to Section 16, is referred to herein as the "Expiration Date." If the Offer to Purchase is oversubscribed as described below, only shares tendered at or below the Purchase Price on or prior to the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

            The Company will determine the Purchase Price taking into consideration the number of shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will enable it to purchase 230,770 shares, or such lesser number of shares as is validly tendered and not withdrawn at prices not greater than $13.00 nor less than $11.50 per share, pursuant to the Offer to Purchase. Subject to Section 16, the Company reserves the right to purchase more than 230,770 shares pursuant to the Offer to Purchase, but does not currently plan to do so. The Offer to Purchase is not conditioned on any minimum number of shares being tendered. The Offer to Purchase is, however, subject to certain other conditions. See Section 7.

             In accordance with Instruction 5 of the Letter of Transmittal, each stockholder who wishes to tender shares must specify the price, not greater than $13.00 nor less than $11.50 per share, at which the stockholder is willing to have the Company purchase such shares. As promptly as practicable following the Expiration Date, the Company will determine the Purchase Price, not greater than $13.00 nor less than $11.50 per share, that it will pay for shares validly tendered and not withdrawn pursuant to the Offer to Purchase, taking into account the number of shares so tendered and the prices specified by tendering stockholders. All shares purchased pursuant to the Offer to Purchase will be purchased at the Purchase Price. All shares not purchased pursuant to the Offer to Purchase, including shares tendered at prices greater than the Purchase Price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

             Upon the terms and subject to the conditions of the Offer to Purchase, if 230,770 or fewer shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase all such shares. Upon the terms and subject to the conditions of the Offer to Purchase, if more than 230,770 shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase shares in the following order of priority:

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(a)	First, all shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on or behalf of any stockholder who owned beneficially, as of the close of business on April 23, 2001 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 shares and who validly tenders all of such shares (partial and conditional tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal; and on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional shares).

(b)	Then, after purchase of all the foregoing shares, subject to the conditional tender provisions described in Section 6, all other shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional shares).

            If proration of tendered shares is required, (i) because of the difficulty in determining the number of shares validly tendered, (ii) as a result of the "odd lot" procedure described in Section 2, and (iii) as a result of the conditional tender procedure described in Section 6, the Company does not expect that it will be able to announce the final proration factor or to commence payment for any shares purchased pursuant to the Offer to Purchase until approximately seven trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of shares may obtain such preliminary information from the Information Agent.

            The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer to Purchase is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 16. There can be no assurance, however, that the Company will exercise its right to extend the Offer to Purchase.

            For purposes of the Offer to Purchase, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

            Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

            All shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned beneficially, as of the close of business on April 23, 2001, and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial or conditional tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if the holders have separate stock certificates for fewer than 100 shares. By accepting this offer, a stockholder owning beneficially fewer than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange.

            As of April 23, 2001, there were approximately 185 holders of record of shares. Approximately 34 of these holders of record held individually fewer than 100 shares and held in the aggregate approximately 1,697 shares. Because of the large number of shares held in the names of brokers and nominees, we are unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own. Any stockholder wishing to tender all of his or her shares pursuant to this section should complete the box captioned "Odd Lots" on the Letter of Transmittal.

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3. PROCEDURE FOR TENDERING SHARES

            To tender shares validly pursuant to the Offer to Purchase, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either (i) certificates for the shares to be tendered must be received by the Depositary at such address or (ii) such shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary), in each case on or prior to the Expiration Date.

            In accordance with instruction 5 of the Letter of Transmittal, in order to tender shares pursuant to the Offer to Purchase, a stockholder must indicate in the section captioned "Price (In Dollars) Per Share At Which Shares Are Being Tendered" on the Letter of Transmittal either (i) the price (in multiples of $0.25) at which such shares are being tendered, or (ii) that the shares are being tendered at the Purchase Price determined by the Company in accordance with the terms of this Offer to Purchase. For a tender of shares to be valid, a price box, but only one price box, on each Letter or Transmittal must be checked.

            Stockholders wishing to tender shares at more than one price must complete separate Letters of Transmittal for each price at which such shares are being tendered. The same shares cannot be tendered at more than one price.

            The Depositary will establish an account with respect to the shares at The Depository Trust Company ("DTC") (hereinafter referred to as the "Book-Entry Transfer Facility") for purposes of the Offer to Purchase within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of shares by causing the Book-Entry Transfer Facility to transfer such shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. Although delivery of shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, or an Agent's Message (as defined below), together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. Delivery of required documents to the Book-Entry Transfer Facility in accordance with its procedures does not constitute delivery to the Depositary and will not constitute a valid tender.

            The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

            Except as set forth below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the shares (which term, for the purposes of this Section, includes a participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the holder of the shares) tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) such shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

            The method of delivery of shares and all other required documents is at the option and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases sufficient time should be allowed to assure timely delivery.

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            To prevent United States federal income tax backup withholding equal to 31% of the gross payments made pursuant to the Offer to Purchase, each tendering stockholder must provide the Depositary with such stockholder's correct taxpayer identification number and certain other information by properly completing the substitute Form W-9 included in the Letter of Transmittal. Foreign stockholders (as defined in Section 13) must submit a properly completed Form W-8 (which may be obtained from the Depositary) in order to prevent backup withholding. In general, backup withholding does not apply to corporations or to foreign stockholders subject to 30% (or lower treaty rate) withholding on gross payments received pursuant to the Offer to Purchase (as discussed in Section 13). For a discussion of certain federal income tax consequences to tendering stockholders, see Section 15. Each stockholder is urged to consult with his or her own tax advisor regarding his, her or its qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

            It is a violation of Rule 14e promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person to tender shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of shares tendered and will acquire such shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such shares to be delivered in accordance with the terms of the Offer to Purchase. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. The tender of shares pursuant to any one of the procedures described above will constitute the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such shares complies with Rule 14e-4. The Company's acceptance for payment of shares tendered pursuant to the Offer to Purchase will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer to Purchase.

            All questions as to the Purchase Price, the form of documents, the number of shares to be accepted and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of shares that it determines are not in proper form or the acceptance for payment of or payment for shares that may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of any particular shares. None of the Company, the Information Agent, the Depositary or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

            Certificates for shares, together with a properly completed Letter of Transmittal (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to the Company. Any such documents delivered to the Company will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

4. WITHDRAWAL RIGHTS

            Tenders of shares made pursuant to the Offer to Purchase may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, June 25, 2001 unless previously accepted for payment by the Company as provided in this Offer to Purchase. If the Company extends the period of time during which the Offer to Purchase is open, is delayed in purchasing shares or is unable to purchase shares pursuant to the Offer to Purchase for any reason, then, without prejudice to the Company's rights under the Offer to Purchase, the Depositary may, on behalf of the Company, retain all shares tendered, and such shares may not be withdrawn except as otherwise provided in this Section 3, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

            Withdrawal of Shares Held in Physical Form. Tenders of shares made pursuant to the Offer to Purchase may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, June 25, 2001 unless accepted for payment by the Company as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a stockholder of shares held in physical form must provide a written,

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telegraphic or facsimile transmission notice of withdrawal to the Depositary at it address set forth on the back cover page of this Offer to Purchase before the Expiration Date, which notice must contain: (A) the name of the person who tendered the shares; (B) a description of the shares to be withdrawn; (C) the certificate numbers shown on the particular certificates evidencing such shares; (D) the signature of such stockholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee (if such original signature was guaranteed)); and (E) if such shares are held by a new beneficial owner, evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

            Withdrawal of Shares Held with the Book-Entry Transfer Facility. Tenders of shares made pursuant to the Offer to Purchase may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, June 25, 2001 unless accepted for payment by the Company as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a stockholder of shares held with the Book-Entry Transfer Facility must (i) call his or her broker and instruct such broker to withdraw the tender of shares by debiting the Depositary's account at the Book-Entry Transfer Facility for all shares to be withdrawn; and (ii) instruct the broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. Such notice of withdrawal shall contain (A) the name of the person who tendered the shares; (B) a description of the shares to be withdrawn; and (C) if such shares are held by a new beneficial owner, evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

            Any permitted withdrawals of tenders of shares may not be rescinded, and any shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer to Purchase; provided, however, that withdrawn shares may be re-tendered by following the procedures for tendering prior to the Expiration Date.

            All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Information Agent, the Depositary or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

            Upon the terms and subject to the conditions of the Offer to Purchase and as promptly as practicable after the Expiration Date, the Company will determine the Purchase Price, taking into consideration the number of shares tendered and the prices specified by tendering stockholders, announce the Purchase Price, and, subject to the proration and conditional tender provisions of the Offer to Purchase, accept for payment and pay the Purchase Price for shares validly tendered and not withdrawn at or below the Purchase Price. Thereafter, payment for all shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer to Purchase will be made by the Depositary by check as promptly as practicable. In all cases, payment for shares accepted for payment pursuant to the Offer to Purchase will be made only after timely receipt by the Depositary of certificates for such shares (or of a timely confirmation of a book-entry transfer of such shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, with any required signature guarantees, or in the case of a book-entry delivery an Agent's Message, and any other required documents.

            For purposes of the Offer to Purchase, the Company shall be deemed to have accepted for payment (and thereby purchased), subject to proration and conditional tenders, shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of the Company's acceptance for payment of such shares. In the event of proration, the Company will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven trading days after the Expiration Date. The Company will pay for shares that it has purchased pursuant to the Offer to Purchase by depositing the aggregate Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

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            Certificates for all shares not purchased, including all shares tendered at prices greater than the Purchase Price, shares not purchased because of proration and shares that were conditionally tendered and not accepted, will be returned (or, in the case of shares tendered by book-entry transfer, such shares will be credited to an account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered the shares) as promptly as practicable following the Expiration Date without expense to the tendering stockholder.

            Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See Section 1. In addition, if certain events occur, the Company may not be obligated to purchase shares pursuant to the Offer to Purchase. See Section 7.

            The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to it or its order pursuant to the Offer to Purchase. If, however, payment of the Purchase Price is to be made to, or a portion of the shares delivered (whether in certificated form or by book entry) but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless such person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

            Any tendering stockholder or other payee who fails to complete fully and sign the substitute Form W-9 included in the Letter of Transmittal (or, in the case of a foreign individual, a Form W-8) may be subject to required federal income tax withholding of 31% of the gross proceeds paid to such stockholder or other payee pursuant to the Offer to Purchase. See Section 3.

6. CONDITIONAL TENDER OF SHARES

            Under certain circumstances and subject to the exceptions set forth in Section 1, the Company may prorate the number of shares purchased pursuant to the offer. As discussed in Section 15, the number of shares to be purchased from a particular stockholder might affect the tax treatment of the purchase for the stockholder and the stockholder's decision whether to tender. Each stockholder is urged to consult with his or her own tax advisor. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder's shares tendered pursuant to a letter of transmittal must be purchased if any shares so tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned "Conditional Tender" in the Letter of Transmittal.

            Any tendering stockholders wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares to be tendered. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder, tendered pursuant to a letter of transmittal, below the minimum number so specified, the tender will automatically be regarded as withdrawn, except as provided in the next paragraph, and all shares tendered by the stockholder pursuant to the applicable letter of transmittal will be returned as promptly as practicable thereafter.

            If conditional tenders, that would otherwise be regarded as withdrawn, would cause the total number of shares to be purchased to fall below 230,770, then, to the extent feasible, we will select enough conditional tenders that would otherwise have been so withdrawn to permit us to purchase 230,770 shares. In selecting among these conditional tenders, we will select by lot and will limit our purchase in each case to the minimum number of shares designated by the stockholder in the applicable letter of transmittal as a condition to his or her tender.

7. CONDITIONS OF THE OFFER TO PURCHASE

            Notwithstanding any other provision of the Offer to Purchase, the Company will not be required to accept for payment or pay for any shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered) the acceptance for payment of shares tendered, if at any time after June 11, 2001 and at or before any of the following shall have occurred:

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(a)	there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of shares pursuant to the Offer to Purchase or otherwise in any manner relates to or affects the Offer to Purchase or (ii) in the reasonable judgment of the Company, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer to Purchase's contemplated benefits to the Company;

(b)	there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer to Purchase or the Company or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer to Purchase, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the shares, (iii) materially impair the contemplated benefits of the Offer to Purchase to the Company or (iv) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

(c)	it shall have been publicly disclosed or the Company shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the Securities and Exchange Commission (the "Commission") on June 11, 2001) or (ii) any such person or group that on or prior to June 11, 2001 had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares;

(d)	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of the shares or in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the Company's business, condition (financial or otherwise), income, operations, prospects or ability to obtain financing generally or the trading in the shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Company's reasonable judgment, might affect the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer to Purchase, in the Company's reasonable judgment, a material acceleration or worsening thereof;

(e)	a tender or exchange offer with respect to some or all of the shares (other than the Offer to Purchase), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by another person or group (within the meaning of Section 13(d) (3) of the Exchange Act);

(f )	there shall have occurred any event or events that has resulted, or may in the reasonable judgment of the Company result, directly or indirectly, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Company and its subsidiaries;

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and, in the reasonable judgment of the Company, such event or events make it undesirable or inadvisable to proceed with the Offer to Purchase or with such acceptance for payment.

            The foregoing conditions are for the reasonable benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any of these conditions, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

            The Exchange Act requires that all conditions to the Offer to Purchase must be satisfied or waived before the Expiration Date.

8. PRICE RANGE OF SHARES; DIVIDENDS

            The following table sets forth the high and low sales prices, and dividends declared, for the shares as reported on the Nasdaq SmallCap Market for the periods indicated. The Company's fiscal year end is June 30.

	High	Low	Dividends Declared
Fiscal 1999
4th Quarter	$12.50	$9.00	$0.075

Fiscal 2000
1st Quarter	12.13	10.88	0.075
2nd Quarter	11.00	7.50	0.075
3rd Quarter	9.00	7.75	0.075
4th Quarter	9.31	7.88	0.075

Fiscal 2001
1st Quarter	10.50	8.75	0.075
2nd Quarter	11.00	9.50	0.125
3rd Quarter	11.06	9.38	0.100
4th Quarter (through May 1, 2001)	10.00	8.50	---

            On May 1, 2001, the closing price of the shares on Nasdaq Small Cap Market was $9.25 per share. Stockholders are urged to obtain current market quotations for the shares.

9. PURPOSE OF THE OFFER TO PURCHASE;
CERTAIN EFFECTS OF THE OFFER TO PURCHASE

            The Company believes that the purchase of shares is a strategically beneficial use of a portion of the Company's available capital on behalf of its stockholders and is consistent with the Company's long-term goal of increasing stockholder value. The Company believes it has adequate sources of capital to complete the share repurchase and pursue business opportunities.

            Over time, the Company's initial public offering and long history of profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. After evaluating a variety of alternatives to utilize more effectively its capital base and to attempt to maximize stockholder value, the Company's management and its Board of Directors believe that the purchase of shares pursuant to the Offer to Purchase is a positive action that is intended to accomplish the desired

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objectives. Other actions previously and currently employed, including periodic open market purchases of shares, the Company's quarterly cash dividends, have enhanced stockholder value, but capital remains at high levels, and this affects the Company's ability to produce desired returns on equity for stockholders.

            The Offer to Purchase is designed to restructure the Company's balance sheet in order to increase return on equity and earnings per share by reducing the amount of equity and shares outstanding. Based upon the current market price of its shares, the Company believes that the purchase of shares is a strategically beneficial use of its funds. Following the purchase of the shares, the Company believes funds provided by earnings, combined with its other sources of liquidity, will be fully adequate to meet its funding needs for the foreseeable future. Upon completion of the Offer to Purchase, the Company expects that it and its wholly owned subsidiary bank, State Federal Savings and Loan Association (the "Bank"), will continue to maintain the highest regulatory standards for capital, which is designated as "well capitalized" under the prompt corrective action scheme enacted by the Federal Deposit Insurance Corporation Improvement Act of 1991.

            The Offer to Purchase will enable stockholders who are considering the sale of all or a portion of their shares the opportunity to determine the price or prices (not greater than $13.00 nor less than $11.50 per share) at which they are willing to sell their shares, and, if any such shares are purchased pursuant to the Offer to Purchase, to sell those shares for cash without the usual transaction costs associated with open-market sales. The Offer to Purchase may also give stockholders the opportunity to sell shares at prices greater than market prices prevailing prior to the announcement of the Offer to Purchase. See Section 8. In addition, qualifying stockholders owning beneficially fewer than 100 shares, whose shares are purchased pursuant to the Offer, not only will avoid the payment of brokerage commissions but will also avoid any applicable odd lot discounts to the market price typically charged by brokers for executing odd lot trades.

            Stockholders who do not tender their shares pursuant to the Offer to Purchase and stockholders who otherwise retain an equity interest in the Company as a result of a partial tender of shares or a proration pursuant to Section 1 of the Offer to Purchase will continue to be owners of the Company with the attendant risks and rewards associated with owning the equity securities of the Company. As noted above, the Company, following completion of the Offer to Purchase, will maintain the highest regulatory capital ranking. Consequently, the Company believes that stockholders will not be subject to materially greater risk as a result of the reduction of the capital base.

            Stockholders who determine not to accept the Offer to Purchase will realize a proportionate increase in their relative equity interest in the Company and, thus, in the Company's earnings and assets, subject to any risks resulting from the Company's purchase of shares and the Company's ability to issue additional equity securities in the future. In addition, to the extent the purchase of shares pursuant to the Offer to Purchase results in a reduction of the number of stockholders of record, the Company's costs for services to stockholders may be reduced. Finally, the Offer to Purchase may affect the Company's ability to qualify for pooling-of-interests accounting treatment for any merger transaction for approximately the next two years (which could limit alternative stockholder enhancement vehicles during this period).
            If fewer than 230,770 shares are purchased pursuant to the Offer to Purchase, the Company may repurchase the remainder of such shares on the open market, in privately negotiated transactions or otherwise. In the future, the Company may determine to purchase additional shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the Offer to Purchase. However, Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing any shares, other than pursuant to the Offer to Purchase, until at least ten business days after the Expiration Date. Any future purchases of shares by the Company would depend on many factors, including the market price of the shares, the Company's business and financial position, and general economic and market conditions.

            Shares the Company acquires pursuant to the Offer to Purchase will be restored to the status of authorized and unissued shares, or placed in the Company's treasury, and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of the Nasdaq SmallCap Market or any other securities exchange on which the shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for reissuance of the shares repurchased pursuant to the Offer to Purchase.

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            Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender all or any shares. Each stockholder must make his or her own decision whether to tender shares and, if so, how many shares to tender and at what price. Directors, officers and employees of the Company who own shares may participate in the Offer to Purchase on the same basis as the Company's other stockholders. The Company has been advised that none of the Directors or officers of the Company intend to tender shares pursuant to the Offer to Purchase. The Company has also been advised that the trustee of the ESOP does not intend to tender any shares pursuant to the Offer to Purchase.

10. INFORMATION CONCERNING THE COMPANY

General

            StateFed Financial Corporation, a Delaware corporation, was formed in September, 1993 to act as the holding company for State Federal Savings and Loan Association of Des Moines upon the completion of the State Federal's conversion from the mutual to the stock form. The Company received approval from the Office of Thrift Supervision to acquire all of the common stock of State Federal to be outstanding upon completion of the Conversion. The Conversion was completed on January 4, 1994.

            At March 31, 2001, the Company had $109.5 million of total assets and stockholders' equity of $16.9 million (or 15.4% of total assets).

            State Federal is a federally chartered savings and loan association headquartered in Clive, Iowa. Its deposits are insured up to applicable limits by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"), which is backed by the full faith and credit of the United States.

            The principal business of State Federal consists of attracting retail deposits from the general public and investing those funds primarily in one-to-four family residential mortgage and commercial and multi-family real estate loans, and, to a lesser extent, construction and consumer loans primarily in State Federal's market area. State Federal also invests in U.S. Government and agency obligations and other permissible investments.

            State Federal's revenues are derived primarily from interest on mortgage loans and investments, income from service charges and loan originations, and income from real estate operations. State Federal does not originate loans to fund leveraged buyouts and has no loans to foreign corporations or governments.

            State Federal offers a variety of accounts having a wide range of interest rates and terms. State Federal's deposits include passbook accounts, money market savings accounts, NOW and certificate accounts with terms of three months to 60 months. Currently, State Federal only solicits deposits in its primary market area and does not accept brokered deposits, although management may on occasion accept brokered deposits in the future as market conditions may dictate.

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Summary Unaudited Historical Consolidated Financial Data and
Summary Unaudited Pro Forma Consolidated Financial Data

            The following summary unaudited historical consolidated financial data has been derived from the consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001. Copies of this report may be obtained as described in Section 18 of this Offer to Purchase. The income statement data for the nine months ended March 31, 2000 and 2001 and the balance sheet data as of March 31, 2001 have been derived from the unaudited condensed consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the nine months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2001.

	Historical	March 31, 2001
	June 30, 2000	$11.50 per share	$13.00 per share
Balance Sheet Data:

ASSETS
Cash and cash equivalents	$ 5,033,782	$ 4,956,835	$ 4,946,799
Investments in certificates of deposit	396,355	396,355	396,355
Securities	1,956,709	1,956,709	1,956,709
Loans receivable, net	91,919,477	91,919,477	91,919,477
Other assets	10,194,525	10,194,525	10,194,525
Total assets	$109,500,848	$109,423,901	$109,413,865

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits	56,607,041	56,607,041	56,607,041
Advances from FHLB	35,210,383	37,864,238	38,210,383
Other liabilities	761,156	761,156	761,156
Total liabilities	92,578,580	95,232,435	95,578,580

Stockholders' equity:
Common stock and additional paid-in capital, net of unearned ESOP and unearned stock awards	8,369,040	8,369,040	8,369,040
Treasury stock	(2,433,317)	(5,087,172)	(5,433,817)
Retained earnings	10,921,414	10,844,497	10,834,431
Accumulated other comprehensive income	65,131	65,131	65,131
Total stockholders' equity	16,922,268	14,191,466	13,835,285

Total liabilities and stockholders' equity	$109,500,848	$109,423,901	$109,413,865

Shares outstanding	1,504,100	1,273,330	1,273,330

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	Historical
	Nine months ended March 31,		Nine months ended March 31, 2001
	2000	2001	$11.50 per share	$13.00 per share
Income Statement Data:
Total interest income	$5,144,692	$6,225,806	$6,225,806	$6,225,806
Total interest expense	2,893,286	3,698,917	3,813,763	3,828,742
Net interest income	2,251,406	2,526,889	2,412,043	2,397,064

Provision for loan losses	27,000	33,000	33,000	33,000
Net interest income after provision for loan losses	2,224,406	2,493,889	2,379,043	2,364,064
Total non-interest income	513,754	395,285	395,285	395,285
Total non-interest expense	1,524,069	1,993,220	1,993,220	1,993,220

Income before income taxes	1,214,091	895,954	781,108	766,129

Income taxes	405,620	299,766	261,867	256,924

Net income	$ 808,471	$ 596,188	$ 519,241	$ 509,205

Selected Financial Ratios:
Earnings per share - basic	$0.55	$0.40	$0.42	$0.41
Earnings per share-diluted	$0.54	$0.40	$0.41	$0.40

Return on average equity	6.67%	4.72%	4.87%	4.90%
Book value per share(1)	$10.36	$10.94	$12.81	$12.79

Weighted average shares outstanding - diluted	1,493,467	1,506,194	1,275,424	1,275,424
_____________
(1)      Unearned ESOP shares and unearned stock award shares are considered to be outstanding for book value per share purposes.

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STATEFED FINANCIAL CORPORATION
Notes to Unaudited Pro Forma Financial Information

(1)	The pro forma financial information reflects the repurchase of 230,770 shares at $11.50 and $13.00 per share, as appropriate.
(2)	The balance sheet data gives effect to the purchase of shares as of the balance sheet date. The income statement data gives effect to the purchase of shares as of the beginning of each period presented.

(3)	The funds used to purchase shares were obtained through dividends from the Company's insured subsidiary. The pro forma data assumes an interest rate of 5.77% on additional borrowings and an incremental tax rate of 33%.

(4)	No effect has been given to the cost incurred in connection with the Offer to Purchase. Such costs are not expected to be material and will be capitalized as part of the cost of the shares purchased.

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11. SOURCE AND AMOUNT OF FUNDS

            Assuming that the Company purchases the maximum of 230,770 shares pursuant to the Offer to Purchase at the highest price of $13.00 per share, the total amount required by the Company to purchase such shares will be $3.0 million, exclusive of fees and other expenses. The Company will fund this purchase through available cash.

12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS
AND ARRANGEMENTS CONCERNING SHARES

            As of April 23, 2001, the Company had 1,507,100 shares issued and outstanding (including shares allocated pursuant to the Company's Employee Stock Ownership Plan and Recognition and Retention Plan), and had reserved 52,850 shares for issuance upon exercise of outstanding stock options. The 230,770 shares that the Company is offering to purchase represent approximately 15% of the outstanding shares. As of April 23, 2001, the Company's directors and executive officers as a group (8 persons) beneficially owned an aggregate of 144,902 shares (including 33,106 shares covered by currently exercisable options granted under the Company's Stock Option and Incentive Plan) representing approximately 9.41% of the outstanding shares, assuming the exercise by such persons of their currently exercisable options. Directors, officers and employees of the Company who own shares may participate in the Offer to Purchase on the same basis as the Company's other stockholders. The Company has been advised that none of its directors or executive officers intend to tender shares pursuant to the Offer to Purchase. As of April 23, 2001, 128,161 shares, or approximately 8.50% of the outstanding shares, were held in the ESOP. The Company has been advised that the trustee of the ESOP does not intend to tender any shares pursuant to the Offer to Purchase.

            Assuming the Company purchases 230,770 shares pursuant to the Offer to Purchase, and neither the trustee of the ESOP nor any of the directors or executive officers of the Company tender any shares pursuant to the Offer to Purchase, then after the purchase of shares pursuant to the Offer to Purchase, the Company's executive officers and directors as a group would own beneficially approximately 11.06% of the outstanding shares, assuming the exercise by such persons of their currently exercisable options. In addition, the ESOP would own approximately 10.04% of the outstanding shares.

            Neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors and executive officers, nor any affiliate of any of the foregoing, had any transactions involving the shares during the 60 days prior to the date hereof with the exception of director Eugene McCormick, who purchased 200 shares on March 23, 2001 at a price of $9.875 per share. In addition, former chairman of the board John Golden exercised options to purchase 3,000 shares at a price of $5.00 per share on April 1, 2001.

            Except for outstanding options to purchase shares granted from to time to time over recent years to certain directors and employees (including executive officers) of the Company pursuant to the Company's Stock Option and Incentive Plan, and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer to Purchase with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

            Except as disclosed in this Offer to Purchase, the Company, its directors and executive officers have no current plans or proposals which relate to or would result in:
  the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

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  a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

  any change in the present Board of Directors or management of the Company;

  any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

  any other material change in the Company's corporate structure or business;

  any change in the Company's Certificate of Incorporation or Bylaws or any actions which may impede the acquisition of control of the Company by any person;

  a class of equity security of the Company being delisted from a national securities exchange;

  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

  the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act. See Section 10.

13. EFFECTS OF THE OFFER TO PURCHASE ON THE MARKET FOR SHARES;
REGISTRATION UNDER THE EXCHANGE ACT

            Currently the Company trades on the Nasdaq Small Cap Market despite not meeting all the requirements for continued listing. In the event Nasdaq delists the Company from trading on the Small Cap Market, the Company intends to continue to trade on whatever market is available including the Nasdaq Over-the-Counter Bulletin Board. In addition, the Company intends to continue to be a public reporting company, including filing periodic reports with the U.S. Securities and Exchange Commission (the "Commission").

            The shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. The Company believes that, following the purchase of shares pursuant to the Offer to Purchase, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

            The shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders.

14. LEGAL MATTERS; REGULATORY APPROVALS

            The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for shares tendered pursuant to the Offer to Purchase pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to Purchase to accept for payment and pay for shares is subject to certain conditions. See Section 7.

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15. FEDERAL INCOME TAX CONSEQUENCES

            General. The following is a discussion of the material United States federal income tax consequences to stockholders with respect to a sale of shares pursuant to the Offer to Purchase. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of the stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the shares are held as "capital assets" within the meaning of Section 1221 of the Code. The Company has neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

            Each stockholder should consult his or her own tax advisor as to the particular United States federal income tax consequences to that stockholder tendering shares pursuant to the Offer to Purchase and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

            Characterization of the Surrender of Shares Pursuant to the Offer to Purchase. The surrender of shares by a stockholder to the Company pursuant to the Offer to Purchase will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under Section 302 of the Code, the surrender of shares by a stockholder to the Company pursuant to the Offer to Purchase will be treated as a "sale or exchange" of such shares for United States federal income tax purposes (rather than as a distribution by the Company with respect to the shares held by the tendering stockholder) if the receipt of cash upon surrender (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the stockholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder (each as described below).

             If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a "sale or exchange" of such shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the shares surrendered pursuant to the Offer to Purchase. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

            If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by the Company with respect to the stockholder's shares in an amount equal to the cash received by the stockholder pursuant to the Offer to Purchase. The distribution will be treated as a dividend taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of the Company's current or accumulated earnings and profits will be treated as a return of the stockholder's tax basis in the shares, and then as gain from the sale or exchange of the shares. If a stockholder is treated as having received a distribution by the Company with respect to his or her shares, the stockholder's tax basis in his or her remaining shares will generally be adjusted to take into account the stockholders return of basis in the shares tendered.

            Constructive Ownership. In determining whether any of the three tests under Section 302 of the Code is satisfied, stockholders must take into account not only the shares that are actually owned by the stockholder, but also shares that are constructively owned by the stockholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a stockholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that the stockholder has the right to acquire by exercise of an option or by conversion.

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            Proration. Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each stockholder should be aware that because proration may occur in the Offer to Purchase, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the Offer to Purchase, fewer than all of these shares may be purchased by the Company. Thus, proration may affect whether the surrender by a stockholder pursuant to the Offer to Purchase will meet any of the three tests under Section 302 of the Code. See Section 6 for information regarding each stockholder's option to make a conditional tender of a minimum number of shares. A stockholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

            Section 302 Tests. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding shares in the Company actually and constructively owned by the stockholder immediately following the surrender of shares pursuant to the Offer to Purchase is less than 80% of the percentage of the outstanding shares actually and constructively owned by the stockholder immediately before the sale of shares pursuant to the Offer to Purchase. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

            The receipt of cash by a stockholder will be a "complete redemption" if either (i) the stockholder owns no shares in the Company either actually or constructively immediately after the shares are surrendered pursuant to the Offer to Purchase, or (ii) the stockholder actually owns no shares in the Company immediately after the surrender of shares pursuant to the Offer to Purchase and, with respect to shares constructively owned by the stockholder immediately after the Offer to Purchase, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. A director, officer or employee of the Company is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Code.

            Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's surrender of shares pursuant to the Offer to Purchase results in a "meaningful reduction" in the stockholder's interest in the Company. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

            Corporate Stockholder Dividend Treatment. If a sale of shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Code, subject to applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Code, which disallows the 70% dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in shares, the 70% dividends-received deduction may be reduced.

             In addition, amounts received by a corporate stockholder pursuant to the Offer to Purchase that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. The "extraordinary dividend" rules of the Code are highly complicated. Accordingly, any corporate shareholder that might have a dividend as a result of the sale of shares pursuant to the Offer to Purchase should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

            Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain" (i.e.,

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the excess of net long-term capital gains over net short-term capital losses) for the year. Tax rates on long-term capital gain for individual shareholders vary depending on the shareholders' income and holding period for the shares. In particular, reduced tax rates apply to gains recognized by an individual from the sale of capital assets held for more than one year (currently 20 percent or less).

            Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any shares to the Company pursuant to the Offer to Purchase.

            Foreign Stockholders. The Company will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to Purchase to a foreign stockholder or his agent, unless the Company determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources without the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, the Company will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder (i) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and the Company withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer to Purchase are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the Depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Such statements may be obtained from the Depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

            Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.

             The tax discussion set forth above is included for general information only and may not apply to shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with the Company. The tax consequences of a sale pursuant to the Offer to Purchase may vary depending upon, among other things, the particular circumstances of the tendering stockholder. No information is provided herein to the state, local or foreign tax consequences of the transaction contemplated by the Offer to Purchase. Stockholders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to the Offer to Purchase and the effect of the stock ownership attribution rules described above.

16. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

            The Company expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer to Purchase is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. There can be no assurance, however, that the Company will exercise its right to extend the Offer to Purchase. During any such extension, all shares previously tendered will remain subject to the Offer to Purchase, except to the extent that such shares may be withdrawn as set forth in Section 3. The Company also expressly reserves the right, in its sole discretion, (i) to terminate the Offer to Purchase and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act which requires the Company either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the Offer to Purchase, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof, by giving oral or written notice of such termination to the Depositary

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and making a public announcement thereof and (ii) at any time, or from time to time, to amend the Offer to Purchase in any respect. Amendments to the Offer to Purchase may be effected by public announcement. Without limiting the manner in which the Company may choose to make public announcement of any extension, termination or amendment, the Company shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer to Purchase, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the shares in this Offer to Purchase or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the Commission under the Exchange Act.

             If the Company materially changes the terms of the Offer to Purchase or the information concerning the Offer to Purchase, or if it waives a material condition of the Offer to Purchase, the Company will extend the Offer to Purchase to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer to Purchase will continue or be extended for at least ten business days from the time the Company publishes, sends or gives to holders of shares a notice that it will (a) increase or decrease the price it will pay for shares or the amount of the Information Agent's soliciting fee or (b) increase (except for an increase not exceeding 2% of the outstanding shares) or decrease the number of shares it seeks.

17. SOLICITATION FEES AND EXPENSES

            Keefe, Bruyette & Woods, Inc. ("Keefe"), will act as the Information Agent for the Company in connection with the Offer to Purchase. The Company has agreed to pay Keefe a fee of $25,000 for their services as Information Agent.

            Feldman Financial Advisors, Inc. ("Feldman Financial") has rendered advisory services to the Company, including advice regarding the Offer. Feldman Financial was paid a fee of $13,500 for its services. It has received, and may continue to receive, customary compensation from the Company for such services.

            The Company has retained First Bankers Trust as Depositary in connection with the Offer to Purchase. The Depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses. The Company has agreed to indemnify the Depositary against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer to Purchase. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer to Purchase.

            The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer to Purchase. The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to Purchase to their customers.

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18. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

            The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is filed with the Commission. The Company has also filed an Issuer Tender Offer Statement on Schedule TO with the Commission, which includes certain additional information relating to the Offer to Purchase. Such reports, as well as such other material, may be inspected and copies may be obtained at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C., and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Schedule TO may not be available at the Commission's regional offices.

            The Offer to Purchase is being made to all holders of shares. The Company is not aware of any state where the making of the Offer to Purchase is prohibited by administrative or judicial action pursuant to a valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer to Purchase, the Company will make a good faith effort to comply with such statute. If, after such good faith effort, the Company cannot comply with such statute, the Offer to Purchase will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in such state. In those jurisdictions whose securities, blue sky or other laws require the Offer to Purchase to be made by a licensed broker or dealer, the Offer to Purchase shall be deemed to be made on behalf of the Company by the Information Agent or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

STATEFED FINANCIAL CORPORATION

May 11, 2001

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            The Information Agent for the Offer to Purchase is:

Keefe, Bruyette & Woods, Inc.
211 Bradenton Drive
Dublin, Ohio 43017-3541
(877) 298-6520

            Any questions concerning tender procedures or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent.

            The Depositary for the Offer to Purchase is:

First Bankers Trust
By Mail or By Overnight Courier:	For Assistance:	By Hand:
2321 Kochs Lane Quincy, Illinois 62301	(217) 228-8063	c/o The Depository Trust Co. Transfer Agent Drop 55 Water Street, 1st Floor New York, New York 10041-0099
By Facsimile:
(212) 587-3006 (For Eligible Institutions Only)

             Any questions concerning tender procedures may be directed to the Information Agent at (877) 298-6520.

May 11, 2001

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EXHIBIT A(1)-2

STATEFED FINANCIAL CORPORATION

LETTER OF TRANSMITTAL

To Accompany Shares of Common Stock
of
StateFed Financial Corporation
Tendered Pursuant to the Offer to Purchase
Dated May 11, 2001
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JUNE 11, 2001, UNLESS THE OFFER IS EXTENDED.

To: FIRST BANKERS TRUST CO., Depositary

By Mail or By Overnight Courier: 2321 Kochs Lane Quincy, Illinois 62301	For Assistance: (217) 228-8063	By Hand: c/o The Depository Trust Co. Transfer Agent Drop 55 Water Street, 1st Floor New York, New York 10041-0099 By Facsimile: (212) 587-3006 (For Eligible Institutions Only)

DESCRIPTION OF SHARES TENDERED
(See instructions 3 and 4.)

Name(s) and Address(es) of Registered Holder(s) (Please Fill in Exactly as Name(s) Appear(s) on Certificate(s)	Shares Tendered (Attach Additional List if Necessary)
	Certificate Number(s)*	Total Number of Shares Represented by Certificate(s)*	Number of Shares Tendered**

TOTAL SHARES

*   Need not be completed by stockholders tendering by book-entry transfer.
**  Unless otherwise indicated, it will be assumed that all shares represented by any certificates delivered to the depositary are being tendered. See instruction 4.

            DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

            THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

            This letter of transmittal is to be used if certificates are to be forwarded herewith or if delivery of shares is to be made by book-entry transfer to the depositary's account at The Depository Trust Company pursuant to the procedures set forth in section 3 of the offer to purchase.

            Delivery of documents to StateFed Financial or to the book-entry transfer facility does not constitute a valid delivery.

(BOX BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO THE DEPOSITARY'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:
Name of Tendering Institution
Account No.
Transaction Code No.

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NOTE: SIGNATURES MUST BE PROVIDED BELOW.
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

             The undersigned hereby tenders to StateFed Financial Corporation, a Delaware corporation, the above-described shares of its common stock, par value $0.01 per share, at a price per share hereinafter set forth, pursuant to StateFed Financial's offer to purchase up to 230,770 shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 11, 2001, receipt of which is hereby acknowledged, and in this letter of transmittal, which together constitute the "offer."

             Subject to, and effective upon, acceptance for payment of and payment for the shares tendered herewith in accordance with the terms and subject to the conditions of the offer, including, if the offer is extended or amended, the terms and conditions of any such extension or amendment, the undersigned hereby sells, assigns and transfers to, or upon the order of, StateFed Financial all right, title and interest in and to all the shares that are being tendered hereby or orders the registration of the shares tendered by book-entry transfer that are purchased pursuant to the offer to or upon the order of StateFed Financial and irrevocably constitutes and appoints the depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to the shares, with full power of substitution, such power of attorney being deemed to be an irrevocable power coupled with an interest, to (a) deliver certificates for the shares, or transfer ownership of the shares on the account books maintained by the book-entry transfer facility, together, in any case, with all accompanying evidences of transfer and authenticity, to or upon the order of StateFed Financial upon receipt by the depositary, as the undersigned's agent, of the purchase price with respect to the shares, (b) present certificates for the shares for cancellation and transfer on the books of StateFed Financial and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of the shares, all in accordance with the terms of the offer.

             The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the shares tendered hereby and that, when and to the extent the same are accepted for payment by StateFed Financial, StateFed Financial will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the depositary or StateFed Financial to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered hereby.

             The undersigned hereby represents and warrants that the undersigned has read and agrees to all of the terms of the offer. All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the offer, this tender is irrevocable.

             The undersigned understands that tenders of shares pursuant to any one of the procedures described in Section 2 or 3 of the offer to purchase and in the instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of the shares complies with Rule 14e-4. StateFed Financial's acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the undersigned and StateFed Financial upon the terms and subject to the conditions of the offer.

             The undersigned understands that StateFed Financial will determine a single per share price, not greater than $13.00 nor less than $11.50 per share, net to the seller in cash, without interest thereon, that it will pay for shares validly tendered and not withdrawn pursuant to the offer taking into account the number of shares so tendered and the prices specified by tendering stockholders. The undersigned understands that StateFed Financial will select the lowest purchase price that will enable it to purchase 230,770 shares, or a lesser number of shares as are validly tendered and not withdrawn at prices not greater than $13.00 nor less than $11.50 per share, pursuant to the offer. The undersigned understands that all shares properly tendered and not withdrawn at prices at or below the purchase price will be purchased at the purchase price, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the offer, including its proration and conditional tender provisions, and that StateFed Financial will return all other shares, including shares tendered and not withdrawn at prices greater than the purchase price, shares not purchased because of proration and shares that were conditionally tendered and not accepted. The undersigned understands that tenders of shares pursuant to any one of the procedures described in Section 2 or 3 of the offer to purchase and in the instructions hereto will constitute an agreement between the undersigned and StateFed Financial upon the terms and subject to the conditions of the offer.

             The undersigned recognizes that, under certain circumstances set forth in the offer to purchase, StateFed Financial may terminate or amend the offer or may postpone the acceptance for payment of, or the payment for, shares tendered or may not be required to purchase any of the shares tendered hereby or may accept for payment fewer than all of the shares tendered hereby.

             Unless otherwise indicated under "Special Payment Instructions," please issue the check for the purchase price of any shares purchased, and/or return any shares not tendered or not purchased, in the name(s) of the undersigned, and, in the case of shares tendered by book-entry transfer, by credit to the account at the book-entry transfer facility. Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price of any shares purchased and/or any certificates for shares not tendered or not purchased, and accompanying documents, as appropriate, to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the purchase price of any shares purchased and/or return any shares not tendered or not purchased in the name(s) of, and mail said check and/or any certificates to, the person(s) so indicated. The undersigned recognizes that StateFed Financial has no obligation, pursuant to the "Special Payment Instructions," to transfer any shares from the name of the registered holder(s) thereof if StateFed Financial does not accept for payment any of the shares so tendered.

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PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED (SEE INSTRUCTION 5)
CHECK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX IS CHECKED, THERE IS NO VALID TENDER OF SHARES.
[ ] $11.50	[ ] $11.75	[ ] $12.00	[ ] $12.25	[ ] $12.50
[ ] $12.75	[ ] $13.00

If you do not wish to specify a purchase price, check the following box, in which case you will be deemed to have tendered at the purchase price determined by StateFed Financial in accordance with the terms of the offer. Persons checking this box need not indicate the price per share above. [ ]

ODD LOTS (SEE INSTRUCTION 9)
This section is to be completed ONLY if shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on April 23, 2001, and who continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares.
The undersigned either (check one box):
[ ] was the beneficial owner as of the close of business on April 23, 2001, and continues to be the beneficial owner as of the expiration date, of an aggregate of fewer than 100 shares, all of which are being tendered, or
[ ] is a broker, dealer, commercial bank, trust company or other nominee that (i) is tendering, for the beneficial owners thereof, shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each beneficial owner, that the beneficial owner owned beneficially as of the close of business on April 23, 2001, and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares, and is tendering all of those shares.

SPECIAL PAYMENT INSTRUCTIONS
(SEE INSTRUCTIONS 6, 7 AND 8)

To be completed ONLY if the check for the purchase price of shares purchased and/or certificates for shares not tendered or not purchased are to be issued in the name of someone other than the undersigned.

Issue [ ] check
and/or [ ] certificate(s) to:

Name

(Please Print)

Address

(Include Zip Code)

(Taxpayer Identification or Social Security No.)

SPECIAL DELIVERY INSTRUCTIONS
(SEE INSTRUCTIONS 6, 7 AND 8)

To be completed ONLY if the check for the purchase price of shares purchased and/or certificates for shares not tendered or not purchased are to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's signature(s).

Mail [ ] check
and/or [ ] certificate(s) to:

Name

(Please Print)

Address

(Include Zip Code)

CONDITIONAL TENDER
You may condition the tender of your shares upon the purchase by StateFed Financial of a specified minimum number of the shares you tendered. See section 6 in the offer to purchase. Unless at least the minimum number of shares tendered by you is purchased by StateFed Financial, none of the shares tendered hereby will be purchased. It is your responsibility to calculate the minimum number of shares, and you are urged to consult your tax advisor. Unless this box has been completed and a minimum specified, the tender will be deemed unconditional.
Minimum number of shares that must be purchased, if any are purchased:
____________ shares

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SIGN HERE (PLEASE COMPLETE SUBSTITUTE FORM W-9 INCLUDED IN THIS LETTER OF TRANSMITTAL)
(Signature(s) of Owner(s))
Dated ____________________________, 2001 Name(s)
Capacity (full title)
Address
(Include Zip Code)

Area Code and Telephone No.

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)

GUARANTEE OF SIGNATURE(S)

(SEE INSTRUCTIONS 1 AND 6)

Name of Firm
Authorized Signature
Dated _________________, 2001

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INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

             1. Guarantee of Signatures. Except as otherwise provided below, all signatures on this letter of transmittal must be guaranteed by a firm that is an eligible institution because it is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved signature guarantee medallion program. Signatures on this letter of transmittal need not be guaranteed (a) if this letter of transmittal is signed by the registered holder(s) of the shares, which term, for purposes of this document, shall include any participant in the book-entry transfer facility whose name appears on a security position listing as the owner of shares, tendered herewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this letter of transmittal or (b) if the shares are tendered for the account of an eligible institution. See instruction 6.

             2. Delivery of letter of transmittal and shares. This letter of transmittal or, in the case of a book-entry transfer, an agent's message, as defined below, is to be used either if certificates are to be forwarded herewith or if delivery of shares is to be made by book-entry transfer pursuant to the procedures set forth in section 3 of the offer to purchase. Certificates for all physically delivered shares, or a confirmation of a book-entry transfer into the depositary's account at the book-entry transfer facility of all shares delivered electronically, as well as a properly completed and duly executed letter of transmittal, or a manually signed copy thereof, and any other documents required by this letter of transmittal, must be received by the depositary at the address set forth on the front page of this letter of transmittal on or prior to the expiration date, as defined in the offer to purchase. The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of the book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that the company may enforce the agreement against the participant.

             The method of delivery of this letter of transmittal, share certificates and all other required documents is at the option and risk of the tendering stockholder, and delivery will be deemed made only when actually received by the depositary. If certificates for shares are sent by mail, registered mail with return receipt requested, properly insured, is recommended.

             Except as specifically permitted by section 6 of the offer to purchase, no alternative or contingent tenders will be accepted. See section 1 of the offer to purchase. By executing this letter of transmittal, or a facsimile thereof, the tendering stockholder waives any right to receive any notice of the acceptance for payment of the shares.

             3. Inadequate Space. If the space provided herein is inadequate, the certificate numbers and/or the number of shares should be listed on a separate signed schedule attached hereto.

             4. Partial Tenders; Not Applicable to Stockholders Who Tender by Book-Entry Transfer. If fewer than all the shares represented by any certificate delivered to the depositary are to be tendered, fill in the number of shares that are to be tendered in the box entitled "Number of shares Tendered." In this case, a new certificate for the remainder of the shares represented by the old certificate will be sent to the person(s) signing this letter of transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this letter of transmittal, as promptly as practicable following the expiration or termination of the offer. All shares represented by certificates delivered to the depositary will be deemed to have been tendered unless otherwise indicated.

             5. Indication of Price at Which shares are Being Tendered. For shares to be validly tendered, the stockholder must check the box indicating (1) the price per share at which he or she is tendering shares under "Price (In Dollars) Per share at Which shares Are Being Tendered" in this letter of transmittal, or (2) that the person is tendering shares at the purchase price determined by StateFed Financial pursuant to the terms of the offering under this heading. Only one box may be checked. If more than one box is checked or if no box is checked, there is no valid tender of shares. A stockholder wishing to tender portions of his or her share holdings at different prices must complete a separate letter of transmittal for each price at which he or she wishes to tender each portion of his or her shares. The same shares cannot be tendered, unless previously validly withdrawn as provided in section 4 of the offer to purchase, at more than one price.

             6. Signatures on letter of transmittal; Stock Powers and Endorsements. If this letter of transmittal is signed by the registered holder(s) of the shares hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

             If any of the shares hereby are held of record by two or more persons, all persons must sign this letter of transmittal.

             If any of the shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate letters of transmittal as there are different registrations of certificates.

             If this letter of transmittal is signed by the registered holder(s) of the shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the purchase price is to be made to, or shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s). Signatures on any such certificates or stock powers must be guaranteed by an eligible institution. See instruction 1.

             If this letter of transmittal is signed by a person other than the registered holder(s) of the shares tendered hereby, certificates evidencing the shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for the shares. Signature(s) on any certificates or stock powers must be guaranteed by an eligible institution. See instruction 1.

             If this letter of transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, the person should so indicate when signing, and proper evidence satisfactory to StateFed Financial of the authority of the person so to act must be submitted.

             7. Stock Transfer Taxes. StateFed Financial will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to it or its order pursuant to the offer. If, however, payment of the purchase price is to be made to, or shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered shares are registered in the name of any person other than the person(s) signing this letter of transmittal, the amount of any stock transfer taxes, whether imposed on the registered holder(s), the other person or otherwise, payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of taxes, or exemption therefrom, is submitted. See section 5 of the offer to purchase. Except as provided in this instruction 7, it will not be necessary to affix transfer tax stamps to the certificates representing shares tendered hereby.

             8. Special Payment and Delivery Instructions. If the check for the purchase price of any shares purchased is to be issued in the name of, and/or any shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this letter of transmittal or if the check and/or any certificates for shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this letter of transmittal or to an address other than that shown above in the box captioned "Description of shares Tendered," then the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this letter of transmittal should be completed. Stockholders tendering shares by book-entry transfer will have any shares not accepted for payment returned by crediting the account maintained by the stockholder at the book-entry transfer facility from which the transfer was made.

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             9. Odd Lots. As described in the offer to purchase, if fewer than all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date are to be purchased, the shares purchased first will consist of all shares tendered by any stockholder who owned beneficially as of the close of business on April 23, 2001, and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares and who validly and unconditionally tendered all the shares at or below the purchase price, including by not designating a purchase price as described above. Partial or conditional tenders of shares will not qualify for this preference. This preference will not be available unless the box captioned "Odd Lots" in this letter of transmittal is completed.

             10. Substitute Form W-9 and Form W-8. The tendering stockholder is required to provide the depositary with either a correct taxpayer identification number on Substitute Form W-9, which is provided under "Important Tax Information" below, or a properly completed Form W-8. Failure to provide the information on either Substitute Form W-9 or Form W-8 may subject the tendering stockholder to 31% federal income tax backup withholding on the payment of the purchase price. The box in Part 2 of Substitute Form W-9 may be checked if the tendering stockholder has not been issued a taxpayer identification number and has applied for a number or intends to apply for a number in the near future. If the box in Part 2 is checked and the depositary is not provided with a taxpayer identification number by the time of payment, the depositary will withhold 31% on all payments of the purchase price thereafter until a taxpayer identification number is provided to the depositary.

             11. Requests for Assistance or Additional Copies. Any questions or requests for assistance may be directed to the information agent at their telephone number and address listed below. Requests for additional copies of the offer to purchase, this letter of transmittal or other tender offer materials may be directed to the information agent and copies will be furnished promptly at StateFed Financial's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the offer.

             12. Irregularities. All questions as to the purchase price, the form of documents, and the validity, eligibility, including time of receipt, and acceptance of any tender of shares will be determined by StateFed Financial, in its sole discretion, and its determination shall be final and binding. StateFed Financial reserves the absolute right to reject any or all tenders of shares that it determines are not in proper form or the acceptance for payment of or payment for shares that may, in the opinion of StateFed Financial's counsel, be unlawful. Except as otherwise provided in the offer to purchase, StateFed Financial also reserves the absolute right to waive any of the conditions to the offer or any defect or irregularity in any tender of shares and StateFed Financial's interpretation of the terms and conditions of the offer, including these instructions, shall be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as StateFed Financial shall determine. None of StateFed Financial, the information agent, the depositary, or any other person shall be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived.

             IMPORTANT: THIS LETTER OF TRANSMITTAL, OR A MANUALLY SIGNED COPY THEREOF, TOGETHER WITH CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY, ON OR PRIOR TO THE EXPIRATION DATE.

IMPORTANT TAX INFORMATION

             Under federal income tax law, a stockholder whose tendered shares are accepted for payment is required to provide the depositary, as payer, with the stockholder's correct taxpayer identification number on Substitute Form W-9 below. If the stockholder is an individual, the taxpayer identification number is his or her social security number. For businesses and other entities, the number is the employer identification number. If the depositary is not provided with the correct taxpayer identification number or properly completed Form W-8, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such stockholder with respect to shares purchased pursuant to the offer may be subject to backup withholding.

             Certain stockholders, including, among others, all corporations and certain foreign individuals and entities, are not subject to these backup withholding and reporting requirements. In order for a noncorporate foreign stockholder to qualify as an exempt recipient, that stockholder must complete and sign a Form W-8, Certificate of Foreign Status, attesting to that stockholder's exempt status. The Form W-8 can be obtained from the depositary. Exempt stockholders, other than noncorporate foreign stockholders, should furnish their taxpayer identification number, write "Exempt" on the face of the Substitute Form W-9 below and sign, date and return the Substitute Form W-9 to the depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

             If federal income tax backup withholding applies, the depositary is required to withhold 31% of any payments made to the stockholder. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of the tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

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PURPOSE OF SUBSTITUTE FORM W-9 AND FORM W-8

             To avoid backup withholding on payments that are made to a stockholder with respect to shares purchased pursuant to the offer, the stockholder is required to notify the depositary of his or her correct taxpayer identification number by completing the Substitute Form W-9 included in this letter of transmittal certifying that the taxpayer identification number provided on Substitute Form W-9 is correct and that (1) the stockholder has not been notified by the Internal Revenue Service that he or she is subject to federal income tax backup withholding as a result of failure to report all interest or dividends or (2) the Internal Revenue Service has notified the stockholder that he or she is no longer subject to federal income tax backup withholding. Foreign stockholders must submit a properly completed Form W-8 in order to avoid the applicable backup withholding; provided, however, that backup withholding will not apply to foreign stockholders subject to 30%, or lower treaty rate, withholding on gross payments received pursuant to the offer.

WHAT NUMBER TO GIVE THE DEPOSITARY

             The stockholder is required to give the depositary the social security number or employer identification number of the registered owner of the shares. If the shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

PAYER'S NAME: FIRST BANKERS TRUST CO.

SUBSTITUTE FORM W-9 DEPARTMENT OF THE TREASURY INTERNAL REVENUE SERVICE PAYOR'S REQUEST FOR TAXPAYER IDENTIFICATION NUMBER (taxpayer identification number) AND CERTIFICATION	PART 1 -- PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NUMBER IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Taxpayer Identification Number _______________________ Social Security Number or Employer Identification Number
NAME (Please Print) ADDRESS CITY STATE ZIP CODE	PART 2: For Payees exempt from backup withholding, see the Important Tax Information above and Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9 enclosed herewith and complete as instructed herein.

Awaiting taxpayer identification number [ ]
PART 3 -- CERTIFICATION-UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT (1) the number shown on this form is my correct taxpayer identification number (or a taxpayer identification number has not been issued to me but I have mailed or delivered an application to receive a taxpayer identification number or intend to do so in the near future), (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or the IRS has notified me that I am no longer subject to backup withholding, and (3) all other information provided on this form is true, correct and complete.
SIGNATURE ______________________________ DATE ________________________
You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.
NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS. YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 2 OF THE SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all payments of the purchase price made to me thereafter will be withheld until I provide a number.

Signature_______________________________________________ Date _____________________________________

The information agent:

Keefe, Bruyette & Woods, Inc.
211 Bradenton Drive
Dublin, Ohio 43017-3541

TOLL FREE:

(877) 298-6520

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EXHIBIT A(2)-1

KEEFE, BRUYETTE & WOODS, INC.
211 Bradenton Drive
Dublin, Ohio 43017-3541
Telephone: (877) 298-6520 (toll free)

STATEFED FINANCIAL CORPORATION
Offer To Purchase For Cash Up To
230,770 Shares Of Its Common Stock
At A Purchase Price Not In Excess Of $13.00
Nor Less Than $11.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON JUNE 11, 2001,
UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks,
      Trust Companies and Other Nominees:

            StateFed Financial Corporation, a Delaware corporation, has appointed us to act as information agent in connection with its offer to purchase for cash up to 230,770 shares of its common stock, $0.01 par value per share, at prices not in excess of $13.00 nor less than $11.50 per share, specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in StateFed Financial's offer to purchase, dated May 11, 2001, and in the related letter of transmittal, which together constitute the "offer."

            StateFed Financial will determine the single per share price, not in excess of $13.00 nor less than $11.50 per share, net to the seller in cash, that it will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. StateFed Financial will select the lowest purchase price that will allow it to buy 230,770 shares, or the lesser number of shares that are properly tendered at prices not in excess of $13.00 nor less than $11.50 per share. All shares validly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in section 1 of the offer to purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration and conditional tender provisions. See sections 1 and 16 of the offer to purchase.

            Upon the terms and subject to the conditions of the offer, if, at the expiration of the offer, more than 230,770 shares are validly tendered at or below the purchase price and not withdrawn, StateFed Financial will buy shares (i) from stockholders who owned beneficially as of the close of business on April 23, 2001 and continue to own beneficially as of the expiration date, an aggregate of fewer than 100 shares who properly tender all their shares at or below the purchase price, and (ii) then, on a pro rata basis, from all other stockholders who properly tender their shares at prices at or below the purchase price, and do not withdraw them prior to the expiration

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of the offer, other than stockholders who tender conditionally, and for whom the condition is not satisfied. See sections 1, 2 and 6 of the offer to purchase. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchases will be returned to the tendering stockholders at StateFed Financial's expense as promptly as practicable following the expiration date.

             THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED PURSUANT TO THE OFFER. SEE SECTION 7 OF THE OFFER TO PURCHASE.

            No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of shares pursuant to the offer other than the fee paid to the information agent as described in the offer to purchase. StateFed Financial will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers. StateFed Financial will pay all stock transfer taxes applicable to its purchase of shares pursuant to the offer, subject to instruction 7 of the letter of transmittal.

            No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of StateFed Financial, other than First Bankers Trust Co. as "depositary," or Keefe, Bruyette & Woods, Inc. as the "information agent," for purposes of the offer.

            For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

            1.      Offer to purchase, dated May 11, 2001;

            2.      Letter to clients which may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining the clients' instructions with regard to the offer;

            3.      Letter, dated May 11, 2001, from Andra Black and Craig Wood, Co-Presidents of StateFed Financial, to stockholders of StateFed Financial;

            4.      Letter of transmittal for your use and for the information of your clients, together with an accompanying Form W-9 and guidelines; and

            5.      A return envelope addressed to First Bankers Trust Co., as depositary.

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            WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 11, 2001, UNLESS THE OFFER IS EXTENDED.

            In order to take advantage of the offer, a duly executed and properly completed letter of transmittal and any other required documents should be sent to the depositary with either certificate(s) representing the tendered shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the letter of transmittal and the offer to purchase.

            Any inquiries you may have with respect to the offer should be addressed to the depositary or the information agent at their respective addresses and telephone numbers set forth on the back cover page of the offer to purchase.

            Additional copies of the enclosed material may be obtained from the information agent, telephone: (877) 298-6520.

                                                                                      Very truly yours,

                                                                                      Keefe, Bruyette & Woods, Inc.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF STATEFED FINANCIAL OR ANY OF ITS AFFILIATES, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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EXHIBIT A(2)-2

STATEFED FINANCIAL CORPORATION
Offer To Purchase For Cash Up To
230,770 Shares Of Its Common Stock
At A Purchase Price Not In Excess Of $13.00
Nor Less Than $11.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON JUNE 11, 2001,
UNLESS THE OFFER IS EXTENDED.

To Our Clients:

            Enclosed for your consideration are the offer to purchase, dated May 11, 2001, and the related letter of transmittal in connection with the offer by StateFed Financial Corporation, a Delaware corporation, to purchase up to 230,770 shares of its common stock, $0.01 par value per share, at prices not in excess of $13.00 nor less than $11.50 per share, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the offer.

            StateFed Financial will determine the single per share price, not in excess of $13.00 nor less than $11.50 per share, net to the seller in cash, that it will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. StateFed Financial will select the lowest purchase price that will allow it to buy 230,770 shares, or the lesser number of shares that are validly tendered at prices not in excess of $13.00 nor less than $11.50 per share. All shares properly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in section 1 of the offer to purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration and conditional tender provisions. See sections 1 and 16 of the offer to purchase.

            Upon the terms and subject to the conditions of the offer, if, at the expiration of the offer, more than 230,770 shares are validly tendered at or below the purchase price and not withdrawn, StateFed Financial will buy shares (i) from stockholders who owned beneficially as of the close of business on April 23, 2001, and continue to own beneficially as of the expiration date an aggregate of fewer than 100 shares who properly tender all their shares at prices at or below the purchase price, and (ii) then, on a pro rata basis, from all other stockholders who properly tender at or below the purchase price, and do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally and for whom the condition is not satisfied. See sections 1, 2 and 6 of the offer to purchase. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase will be returned to the tendering stockholders at StateFed Financial's expense as promptly as practicable following the expiration date.

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            We are the owner of record of shares held for your account. Therefore, we are the only ones who can tender your shares, and then only pursuant to your instructions. We are sending you the letter of transmittal for your information only; you cannot use it to tender shares we hold for your account.

            Please instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the offer.

            We call your attention to the following:

            1.      You may tender shares at prices not in excess of $13.00 nor less than $11.50 per share as indicated in the attached instruction form, net to you in cash.

            2.      You may tender your shares conditioned upon StateFed Financial purchasing all or a minimum number of your shares.

            3.      The offer is not conditioned on any minimum number of shares being tendered pursuant to the offer.

            4.      The offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on June 11, 2001, unless StateFed Financial extends the offer.

            5.      The offer is for 230,770 shares, constituting approximately 15% of the shares outstanding as of April 23, 2001.

            6.      Tendering stockholders will not be obligated to pay any brokerage commissions, solicitation fees, or, subject to instruction 7 of the letter of transmittal, stock transfer taxes on StateFed Financial's purchase of shares pursuant to the offer.

            7.      If you beneficially held, as of the close of business on April 23, 2001, an aggregate of fewer than 100 shares and you continue to beneficially own as of the expiration date an aggregate of fewer than 100 shares, and you instruct us to tender on your behalf all your shares at or below the purchase price before the expiration date, as defined in the offer to purchase, and complete the box captioned "Odd Lots" in the attached instruction form, StateFed Financial, upon the terms and subject to the conditions of the offer, will accept all your shares for purchase before proration, if any, of the purchase of other shares validly tendered at or below the purchase price.

            8.      If you wish to tender portions of your shares at different prices, you must complete a separate instruction form for each price at which you wish to tender each portion of your shares. We must submit separate letters of transmittal on your behalf for each price you will accept.

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            If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the attached instruction form. An envelope to return your instruction form to us is enclosed. If you authorize us to tender your shares, we will tender all your shares unless you specify otherwise on the attached instruction form.

            YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 11, 2001, UNLESS THE COMPANY EXTENDS THE OFFER.

            As described in section 1 of the offer to purchase, if more than 230,770 shares have been validly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in the offer to purchase, StateFed Financial will purchase properly tendered shares on the basis set forth below:

            (a)      first, all shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned beneficially, as of the close of business on April 23, 2001 and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares who:

                                    (1)       validly tenders all of the shares at a price at or below the purchase price - partial and conditional tenders will not qualify for this preference; and

                                    (2)       completes the box captioned "Odd Lots" on the letter of transmittal; and

                        (b)      second, after purchase of all of the forgoing shares, all other shares validly and conditionally tendered at prices at or below the purchase price in accordance with section 6 of the offer to purchase for which the condition was satisfied, and all other shares validly and unconditionally tendered at or below the purchase price and not withdrawn on or prior to the expiration date on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, as described in section 1 of the offer to purchase; and

                        (c)      third, if necessary, shares validly and conditionally tendered at or below the purchase price and not withdrawn on or prior to the expiration date, selected by lot in accordance with section 6 of the offer to purchase.

            You may condition your tender on StateFed Financial purchasing a minimum number of your tendered shares. In such case, if as a result of the proration provisions in the offer to purchase StateFed Financial would purchase less than the minimum number of your shares, then StateFed Financial will not purchase any of your shares, except as provided in the next sentence. If so many conditional tenders would be deemed withdrawn that the total number of shares to be purchased falls below 230,770 shares, then to the extent feasible, StateFed Financial will select enough of the conditional tenders that would otherwise have been so withdrawn to permit

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StateFed Financial to purchase 230,770 shares. In selecting among the conditional tenders, StateFed Financial will select by lot and will limit its purchase in each case to the minimum number of shares designated. See sections 1 and 6 of the offer to purchase.

            The offer is being made to all holders of shares. StateFed Financial is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If StateFed Financial becomes aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, StateFed Financial will make a good faith effort to comply with the law. If, after a good faith effort, StateFed Financial cannot comply with the law, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares residing in that jurisdiction. In any jurisdiction the securities or blue sky laws of which require the offer to be made by a licensed broker or dealer, the offer is being made on StateFed Financial's behalf by the information agent or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

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EXHIBIT A(2)-3

STATEFED FINANCIAL CORPORATION

May 11, 2001

Dear Stockholders of StateFed Financial Corporation:

            Over time, StateFed Financial's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our stockholders, we have determined that a repurchase of our own shares at this time would be in the best interests of our stockholders. The board of directors has approved a repurchase of 230,770 shares of StateFed Financial's common stock, or 15% of our 1,507,100 outstanding shares. A copy of the offer to purchase is enclosed.

            We are conducting the offer through a procedure referred to as a "modified dutch auction." This procedure allows you to select the price at which you are willing to sell, or tender, all or part of your shares within a price range of not more than $13.00 per share and not less than $11.50 per share. Upon expiration of the offer, we will select the lowest purchase price from those shares tendered that will allow us to buy 230,770 shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 230,770 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.

            We encourage each stockholder to read carefully the offer to purchase and related materials. Neither StateFed Financial nor our board of directors make any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors.

            To assist us with this offer, we have engaged Keefe, Bruyette & Woods, Inc. to serve as the

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information agent. You may contact representatives from this firm to answer any questions you may have or if you need additional forms. Please call the information agent toll free at (877) 298-6520.

            Unless otherwise extended, the offer will expire at 5:00 p.m. New York City time on June 11, 2001. We again encourage you to read carefully the enclosed material.

            As always, we appreciate your interest in StateFed Financial Corporation.

                                                                                      Sincerely,

                                                                                      ___________________________________
                                                                                      Craig Wood, Co- President

                                                                                      ___________________________________
                                                                                      Andra Black, Co- President

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EXHIBIT A(2)-4

MEMO PLEASE CIRCULATE

DATE: May 11, 2000

TO:       All Staff

FROM:      Craig Wood and Andra Black, Co-Presidents

RE:       Tender Offer for StateFed Financial Corporation Common Stock

            At StateFed Financial Corporation's board of directors meeting on Tuesday, April 17, 2001, the board approved the purchase of 230,770 shares of our common stock by means of what is termed a "modified dutch auction tender." It is more fully described in the attached news release. We have made every effort to communicate this action to members of the community as quickly as possible. Below you will find the answers to some questions that are likely to arise from our public announcement. We will provide further information if additional questions come up.

Question:	Why is StateFed Financial offering to repurchase its stock?
Answer:	Over time, StateFed Financial's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize more effectively our capital base and to attempt to maximize stockholder value, StateFed Financial's management and its board of directors believe that the purchase of its stock pursuant to the tender offer is a positive action that is intended to improve returns to our stockholders. Our financial projections indicate that the purchase of shares will increase earnings per share and return on stockholders' equity.

Question:	Whose idea was this?
Answer:	With the assistance of Feldman Financial Advisors, Inc., management has conducted a detailed analysis of StateFed Financial's capital structure to determine how to maximize stockholder value by improving return on stockholders' equity while maintaining a high level of financial security and preserving future strategic options. Based upon the results of a series of financial models developed by management with the assistance of Feldman Financial Advisors, Inc., a repurchase of shares appeared to be the best means to accomplish the desired objectives. The modified dutch auction tender method was determined to be the best way to acquire shares in the shortest period of time.

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Question:	How should I respond to questions?
Answer:	StateFed Financial has hired a special information agent to handle all questions. The information agent is Keefe, Bruyette & Woods and their toll-free telephone number is (877) 298-6520. Because StateFed Financial is the purchaser of the shares, and because securities laws are involved, it is highly important that all questions be referred to the information agent. No member of StateFed Financial's staff is allowed or authorized to answer any questions or give any advice regarding the tender offer. We are aware that many stockholders are customers of the bank and have ties or relationships with staff members. You should handle these situations as diplomatically as possible, but in any event, all questions must be referred either to the information agent or the holder's broker or investment advisor.

Question:	What do I say if a stockholder asks, "Should I sell (tender) my stock?"
Answer:	Members of the StateFed Financial staff must not give any investment advice to stockholders. The stockholder must make his or her own investment decision. You should not express an opinion as to whether you think the tender offer is a "good deal" or a "bad deal." While the stockholder may call Keefe, Bruyette & Woods, Inc., the information agent, they will not receive investment advice from them. They should be directed to contact their broker or investment advisor.

Question:	What do I do if someone brings a letter of transmittal to me or my office?
Answer:	Because tenders must be received by the depositary, First Bankers Trust Co. within a limited amount of time, we cannot take the responsibility for having any stockholder's tender delivered. Stockholders must send tenders directly to First Bankers Trust Co. at the address provided in the tender offer documents. That address is:
First Bankers Trust Co. 2321 Kochs Lane Quincy, Illinois 62301
Question:	May employees of StateFed Financial tender shares in the offer?
Answer:	Yes. Employees who own shares of StateFed Financial common stock are eligible to tender their shares. You will receive a complete copy of the same documents that are being provided to other stockholders.

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EXHIBIT A(2)-5

STATEFED FINANCIAL CORPORATION

QUESTIONS AND ANSWERS

ABOUT THE OFFER OF

STATEFED FINANCIAL CORPORATION

TO PURCHASE FOR CASH UP TO 230,770 SHARES

OF COMMON STOCK AT A PURCHASE PRICE OF

$11.50 TO $13.00 PER SHARE

May 11, 2001

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QUESTIONS AND ANSWERS ABOUT THE OFFER OF
STATEFED FINANCIAL CORPORATION
TO PURCHASE ITS STOCK

The following information is designed to answer frequently asked questions about the offer by StateFed Financial Corporation to purchase shares of its common stock. Stockholders are referred to the Offer to Purchase and Letter of Transmittal for a detailed description of the terms and conditions of the offer.

Q.	What Is This Offer To Purchase?
A.	StateFed Financial Corporation is inviting its stockholders to tender shares of its common stock, $0.01 par value per share (the "Shares"), at prices not in excess of $13.00 nor less than $11.50 per Share in cash, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated May 11, 2001, and in the enclosed Letter of Transmittal (which together constitute the "Offer"). The Company will determine the single per Share price, not in excess of $13.00 nor less than $11.50 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 230,770 Shares (or such lesser number of Shares as are number tendered at prices not in excess of $13.00 nor less than $11.50 per Share). This type of issuer tender offer is commonly referred to as a "Modified Dutch Auction."

Q.	What Is A "Modified Dutch Auction?"
A.	A Modified Dutch Auction is a process whereby a company makes a direct tender offer to its own stockholders to purchase a specified number of shares of its stock within a specified price range per share, and pays the highest price at which it accepts shares to all stockholders whose shares are accepted. In this case, StateFed Financial Corporation is making a direct offer to all of its stockholders to purchase in the aggregate 230,770 Shares of its common stock at a price not in excess of $13.00 nor less than $11.50 per Share. This process allows each stockholder to elect whether to sell stock, and the price the stockholder is willing to sell at within the given price range. After receiving tenders of Shares, at the termination of the Offer, the Company will choose the lowest price within the specified range that will permit it to purchase the amount of securities sought and this price will become the Purchase Price.

Q.	What Will Be The Final Purchase Price?
A.	All Shares acquired in the Offer will be acquired at the Purchase Price. The Company will select the lowest Purchase Price that will allow it to buy up to 230,770 Shares. All stockholders tendering at or below the Purchase Price will receive the price per share. For example, if 130,770 Shares are tendered at $11.50 per Share, 100,000 Shares are tendered at $12.00 per Share and 200,000 are tendered at $13.00 per Share, 230,770 Shares will be purchased at $12.00 per Share from the persons who tendered at $11.50 and $12.00, and the 200,000 Shares tendered at $13.00 per Share will be returned and not purchased.

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Q.	What Will Happen If More Than 230,770 Shares Are Tendered At Or Below The Purchase Price?
A.	In the event more than 230,770 Shares are tendered at or below the Purchase Price, Shares tendered at or below the Purchase Price will be acquired by the Company (i) first from any stockholder who owned beneficially, as of the close of business on April 23, 2001 and continues to own beneficially as of the termination of the Offer, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares, and (ii) then from all other tendering stockholders subject to proration.

Q.	At What Price May I Tender My Shares?
A.	Stockholders may elect to tender their Shares in increments of a quarter of a dollar ($.25) starting at $11.50 per Share up to and including $13.00 per Share. The election as to the number of Shares and the price a stockholder is willing to tender are to be indicated on the Letter of Transmittal.

Q.	How Do I Tender My Shares?
A.	If you hold your Shares in certificate form, you must return a properly completed Letter of Transmittal (the blue form) and any other documents required by the Letter of Transmittal, together with the certificates for the Shares being tendered, to the Depositary, First Bankers Trust Co., which must be received by them by 5:00 p.m. New York City time on June 11, 2001.

Q.	How Do I Tender My Shares If My Shares Are Held By My Broker?
A.	If your Shares are registered in street name with a broker, dealer, commercial bank, trust company or other nominee, you will need to contact your broker, bank or other nominee and instruct the nominee to make the tender of your Shares for you. You cannot tender such Shares using the Letter of Transmittal even though you may have received one for your information.

If you are a broker and are tendering Shares in book-entry form for your customers, you must comply with the Book-Entry Delivery procedure described in Section 3 of the Offer to Purchase.

Q.	What Do I Do If I Have Lost My Certificates, Or If They Have Been Mutilated, Destroyed Or Stolen, But I Still Want To Tender Them?
A.	Call the Depositary at (217) 228-8063 for instructions for tendering Shares in such circumstances.

Q.	Do I Have To Sell My Stock To The Company?
A.	No. A stockholder is not required to tender any stock.

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Q.	What Happens If I Do Not Tender My Stock To The Company To Purchase?
A.	Nothing will happen if you do not tender any or all of your Shares. Your Shares will remain outstanding without a change in the terms or ownership rights. You will continue to own the same number of Shares without any adjustment, and you will continue to receive the same dividend and voting rights. However, since the Company will purchase up to 230,770 of its outstanding Shares, the percentage of the outstanding stock which you own will increase because the number of outstanding Shares will be reduced.

Q.	What If The Terms Of The Offer Change?
A.	In the event the Expiration Date is extended or if the terms of the Offer are materially changed, the Company will generally give notice of the change and at least 5 business days, and under certain circumstances at least 10 business days, from such notice stockholders will be able to change or withdraw their tender.

Q.	Can I Tender Part Of My Stock At Different Prices?
A.	Yes, you can elect to tender part of your stock at one price and an additional amount at a second price. For example, if you owned 1,500 Shares, you could tender 500 Shares at $11.50, 500 Shares at $13.00 and keep the remaining 500 Shares. However, you cannot tender the same stock at different prices. In the prior example, the stockholder owning 1,500 Shares cannot tender 1,500 at $11.50 and 1,500 at $13.00. If you tender some Shares at one price and other Shares at a different price, you must use a separate Letter of Transmittal for each price.

Q.	Is There Any Brokerage Commission?
A.	No. The Company will purchase stock directly from each stockholder at the Purchase Price without the use of a broker.

Q.	Can I Change Or Cancel My Tender?
A.	You may increase or decrease the number of Shares indicated in the Letter of Transmittal or withdraw it entirely up until 5:00 p.m. on June 11, 2001. Generally after June 11, 2001, you cannot withdraw your tender. If you desire to change or withdraw your tender, you are responsible to make certain that a valid withdrawal is received by the June 11, 2001 deadline. Except as discussed in the Offer to Purchase, tenders are irrevocable after the June 11, 2001 deadline.

Q.	Can You Summarize The Process By Which Shares Are Validly Tendered?
A.	Generally, for certificated Shares you must complete the Letter of Transmittal (the blue form) as follows:
- List the certificates and the number of Shares that you are tendering in the box captioned "Description of Shares Tendered".
- Check the box specifying the price at which you are tendering in the box captioned "Price (in Dollars) Per Share at Which Shares are Being Tendered".

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- If you want to give us special payment instructions, complete the box captioned "Special Payment Instructions".
- If you want to give us special delivery instructions, complete the box captioned "Special Delivery Instructions".
- If you are an Odd Lot Holder who is tendering all your shares, complete the box captioned "Odd Lots".
- If you want to make a conditional tender of Shares, complete the box captioned "Conditional Tenders".
- If your Shares are being delivered by book-entry, complete the box captioned "Box Below for Use By Eligible Institutions Only".
- Complete substitute Form W-9 to certify your tax identification number.
- Sign the Letter of Transmittal in the box captioned "Sign Here" (in certain circumstances, signatures must be guaranteed in this Box).

You must deliver your Share certificates or comply with the book-entry delivery requirements. See Section 3 of the Offer to Purchase. These documents must be received by the Depositary, Registrar and Transfer Company, no later than 5:00 p.m. on June 11, 2001. If you are tendering Shares held by a broker, commercial bank, trust company or other nominee, your instructions must be given to your nominee who will, on the basis of your instructions, tender Shares for you. Please see Section 3 and the Letter of Transmittal for more details about how to tender Shares.

Q.	How Can I Get More Information?
A.	If you have a question, please call our Information Agent, Keefe, Bruyette & Woods, at
(877) 298-6520 from 8:30 a.m. - 5:30 p.m., Eastern Time, Monday through Friday.

This brochure is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to purchase the stock of the Company is made only by the StateFed Financial Corporation Offer to Purchase document dated May 11, 2001 and the accompanying Letter of Transmittal.

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EXHIBIT A(2)-6

CONTACTS:	Craig Wood, Co-President Andra Black, Co-President StateFed Financial Corporation (515) 223-8484	Patricia A. McJoynt Keefe, Bruyette & Woods, Inc. (877) 298-6520
Immediate May 11, 2001

STATEFED FINANCIAL CORPORATION OFFERS TO BUY
UP TO 230,770 SHARES OF ITS COMMON STOCK

            CLIVE, IOWA: StateFed Financial Corporation (NASDAQ NMS: SFFC) announced today that its Board of Directors has authorized the repurchase of up to 230,770 shares of its common stock, which represents 15 percent of its 1,507,100 outstanding shares. The repurchase will be made through a "modified dutch auction tender." Under this procedure, StateFed Financial stockholders will be given the opportunity to sell part or all of their shares to the Company at a price of not less than $11.50 per share and not more than $13.00 per share. This price range represents a 24.3 percent premium to a 40.5 percent premium to the May 1, 2001 closing price of $9.25 per share as of May 1, 2001. Based upon the minimum and maximum offering prices specified in the offer, the aggregate purchase price, if 230,770 shares are purchased, would range from $2.65 million to $3.0 million. The offer to purchase shares will expire at 5:00 p.m. New York City time on June 11, 2001 unless extended by the Company.

            Under the procedures for a modified dutch auction tender, stockholders may offer to sell all or a portion of the shares they own at a price not more than the maximum price ($13.00) nor less than the minimum price ($11.50) specified in the tender. Upon the expiration of the offer, StateFed Financial will select the lowest purchase price that will allow it to buy 230,770 shares. All shares purchased in the offer will receive the same price. If the number of shares tendered is equal to or less than 230,770 shares, the purchase price will be the highest price specified by tendering stockholders. If the number of shares tendered is greater than the number sought, the Company will select the lowest price that will allow it to buy the number of shares it seeks.

            Craig Wood, StateFed Financial's Co-President, stated, "StateFed Financial is making the tender offer because its Board of Directors believes that the purchase of shares pursuant to the offer should have beneficial effects on stockholder value while maintaining a strong capital base to support the needs of our business and our customers. After studying a number of alternatives, we selected the modified dutch auction tender because it is a positive action that has the potential for improving stockholder returns in an expeditious manner. Based upon pro forma financial analyses, the purchase of shares should have the effect of increasing earnings per share and raising the return on stockholders' equity."

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            StateFed Financial Corporation is a savings and loan holding company based in Clive, Iowa and has approximately $109.5 million in total assets. Its subsidiary savings association, State Federal Savings and Loan Association has one office serving the greater Clive, Iowa area and two offices serving Des Moines, Iowa.

            Keefe, Bruyette & Woods, Inc. will act as the information agent for the offer, and First Bankers Trust Co. will be the depositary for the shares tendered. Questions to or requests for assistance may be directed to Keefe, Bruyette & Woods, Inc., toll free at (877) 298-6520.

            This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of StateFed Financial Corporation common stock. The offer is made solely by the offer to purchase dated May 11, 2001 and the related letter of transmittal.

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EXHIBIT A(2)-7

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of StateFed Financial Corporation common stock. The offer is made solely by the offer to purchase, dated May 11, 2001, and the related letter of transmittal, copies of which may be obtained from the information agent.

STATEFED FINANCIAL CORPORATION

Offers to

Purchase For Cash up to 230,770 Shares of its
Common Stock
At a Purchase Price Not Greater Than $13.00 Nor Less
Than $11.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON JUNE 11, 2001,
UNLESS THE OFFER IS EXTENDED.

The information agent for the offer is:

KEEFE, BRUYETTE & WOODS, INC.
211 Bradenton Drive
Dublin, Ohio 43017-3541
(877) 298-6520 (toll free)

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EXHIBIT A(2)-8

INSTRUCTION FORM

for Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

INSTRUCTIONS FOR TENDER OF SHARES OF
STATEFED FINANCIAL CORPORATION

Please tender to StateFed Financial Corporation on (our) (my) behalf, the number of shares indicated below, which are beneficially owned by (us) (me) and registered in your name, upon terms and subject to the conditions contained in the offer to purchase of StateFed Financial Corporation dated May 11, 2001, and the related letter of transmittal, the receipt of both of which is acknowledged.

Number of shares to be tendered: ________ shares

PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
(See instruction on the letter of transmittal.)

CHECK ONLY ONE BOX.

IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED,
THERE IS NO PROPER TENDER OF SHARES

I hereby tender shares at the price checked below. This action could result in none of my shares being purchased if the purchase price for the shares is less than the price checked.

Price (In Dollars) Per Share At Which shares Are Being Tendered (See instruction 5 on the letter of transmittal):

[ ] $11.50	[ ] $11.75	[ ] $12.00	[ ] $12.25	[ ] $12.50	[ ] $12.75	[ ] $13.00

OR

[   ]      By checking this one box INSTEAD OF ONE OF THE PRICE BOXES ABOVE, I hereby tender shares and I am willing to accept the purchase price determined by StateFed Financial Corporation in accordance with the terms of the offer. This action will result in my receiving a price per share of as low as $11.50 or as high as $13.00.

ODD LOTS

(See instruction 9 on the letter of transmittal)

[   ]      Check here ONLY if I was the beneficial owner as of the close of business on April 23, 2001, and continue to be the beneficial owner as of the expiration date, of an aggregate of fewer than 100 shares, all of which are being tendered.

CONDITIONAL TENDER

(See the box captioned "Conditional Tender" on the letter of transmittal)

[   ]      Check here ONLY if my tender of shares is conditional on StateFed Financial Corporation purchasing all or a minimum number of the tendered shares, and as set forth below:

Minimum number of shares that must be purchased, if any are purchased:

____________ shares

The shares I conditionally tendered are being tendered at the price per share indicated above in the box captioned "Price (In Dollars) Per Share At Which shares Are Being Tendered."

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THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

THE BOARD OF DIRECTORS OF STATEFED FINANCIAL CORPORATION HAS UNANIMOUSLY APPROVED THE OFFER. NEITHER STATEFED FINANCIAL CORPORATION NOR ITS BOARD OF DIRECTORS, HOWEVER, MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY TO TENDER AND AT WHAT PRICE. DIRECTORS, OFFICERS AND EMPLOYEES OF STATEFED FINANCIAL CORPORATION WHO OWN SHARES MAY PARTICIPATE IN THE OFFER ON THE SAME BASIS AS STATEFED FINANCIAL CORPORATION'S OTHER STOCKHOLDERS. STATEFED FINANCIAL CORPORATION HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR ITS EXECUTIVE OFFICERS INTEND TO TENDER SHARES PURSUANT TO THE OFFER. STATEFED FINANCIAL CORPORATION HAS ALSO BEEN ADVISED THAT THE TRUSTEE OF STATEFED FINANCIAL CORPORATION'S EMPLOYEE STOCK OWNERSHIP PLAN DOES NOT INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER.

Signature(s): _________________________________ ___________________________________________	Address: ___________________________________ ____________________________________________ (Including Zip Code)

Name(s): ____________________________________ (Please Print)	Area Code and Telephone Number: _______________

________________________________________ (Please Print)	Date: _____________________, 2001

___________________________________________ (Employer Identification or Social Security Number)

IMPORTANT: STOCKHOLDERS ARE ENCOURAGED TO RETURN A COMPLETED FORM W-9 WITH THEIR INSTRUCTION FORM.

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EXHIBIT A(2)-9

Not Valid Unless Signed by an Eligible Institution.

STATEFED FINANCIAL CORPORATION

Notice of Guaranteed Delivery
of Shares of Common Stock
Offer to Purchase for Cash up to 230,770 Shares
of its Common Stock
At a Purchase Price Not Less Than
$11.50 Nor in Excess of $13.00 Per Share

              This form or a facsimile copy of it must be used to accept the offer if:

(a)	certificates for common stock, par value $0.01 per share, of StateFed Financial Corporation, a Delaware corporation, are not immediately available; or

(b)	the procedure for book-entry transfer cannot be completed on a timely basis; or

(c)	time will not permit the letter of transmittal or other required documents to reach the depositary before the expiration date, as defined in section 1 of the offer to purchase.

               This form or a facsimile of it, signed and properly completed, may be delivered by hand, mail, telegram or facsimile transmission to the depositary by the expiration date. See "Section 3 Procedure for Tendering Shares" in the offer to purchase.

DEPOSITARY:

To:  FIRST BANKERS TRUST CO.

By Mail or Overnight Delivery:
2321 Kochs Lane
Quincy, Illinois 62301

By Hand

c/o The Depository Trust Co.
Transfer Agent Drop
55 Water Street, 1st Floor
New York, NY 10041-0099

Investor Relations Telephone Number: (217) 228-8063
Facsimile Number: (217) 228-8039

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN THOSE SHOWN ABOVE OR TRANSMISSION OF INSTRUCTIONS TO A FACSIMILE NUMBER OTHER THAN THOSE LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

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Ladies and Gentlemen:

The undersigned hereby tenders to StateFed Financial Corporation, at the price per share indicated below, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 11, 2001, and the related letter of transmittal, which together constitute the "offer," receipt of which is hereby acknowledged, ____________________ shares of common stock, par value $0.01 per share, pursuant to the guaranteed delivery procedure set forth under "Section 3 Procedure for Tendering Shares" in the offer to purchase.

Please call the dealer manager/information agent for assistance in completing this form toll free at (877) 298-6520.

PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED.

CHECK ONLY ONE BOX.
IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX IS CHECKED, THERE IS NO VALID TENDER
OF SHARES.

By checking one of the price boxes below, the undersigned hereby tenders shares at the price checked. If you do not wish to specify a purchase price, check the following box, in which case you will be deemed to have tendered at the price determined by StateFed Financial Corporation in accordance with the terms of the offer. Persons checking this box need not indicate the price per share below. [ ]

Price (in dollars) per share at which shares are being tendered:

[ ] $11.50 [ ] $11.75 [ ] $12.00 [ ] $12.25 [ ] $12.75 [ ] $13.00

If you own fewer than 100 shares:

       Complete ONLY if shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on April 23, 2001 and who continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares.

The undersigned either (check one):

[   ]      was the beneficial owner(s), as of the close of business on April 23, 2001 of an aggregate of fewer than 100 shares, all of which are being tendered, or

[   ]      is a broker, dealer, commercial bank, trust company or other nominee which

      (a)      is tendering, for the beneficial owner(s) thereof, shares with respect to which it is the record owner, and

      (b)      believes, based upon representations made to it by the beneficial owner(s), that each person was the beneficial owner, as of the close of business on April 23, 2001, of an aggregate of fewer than 100 shares and is tendering all of the shares.

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Certificate Nos. (if available): Name(s): (Please Print) Address(es): Zip Code Area Code and Telephone Number:

SIGN HERE Dated: , 2001 If shares will be tendered by book-entry transfer, check box below: [ ] The Depository Trust Company Account Number:

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GUARANTEE

(NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank, trust company, savings association or credit union having an office or correspondent in the United States, hereby (i) represents that the undersigned has a net long position in shares in or equivalent securities within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, at least equal to the shares tendered, (ii) represents that such tender of shares complies with Rule 14e-4 and (iii) guarantees that either the certificates representing the shares tendered hereby in proper form for transfer, or timely confirmation of the book-entry transfer of the shares into the depositary's account at The Depository Trust Company, pursuant to the procedures set forth under "Section 3 Procedure for Tendering Shares" in the offer to purchase, together with a properly completed and duly executed letter of transmittal, or facsimile thereof, with any required signature guarantee and any other documents required by the letter of transmittal, will be received by the depositary at one of its addresses set forth above within three Nasdaq trading days after the date of execution hereof.

Name of Firm:
                                                                                                                             Authorized Signature

Address:                                                                                               Name:

                             Title:                        Zip Code:                                     Area Code and

Telephone Number:                Dated:                , 2001

DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE. SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

End.